Exhibit 99.1

iDreamSky Announces Updates to Fourth Quarter 2014 Guidance and

US$20 Million Share Repurchase Program

SHENZHEN, China, March 13, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today announced updates to its previous revenue guidance for the fourth quarter of 20141 and a share repurchase program approved by the board of directors of the Company.

The Company estimates its revenue guidance for the fourth quarter of 2014 to be between RMB327.0 million (US$52.7 million) and RMB329.0 million (US$53.0 million), as compared to the previously announced revenue guidance of between RMB390.0 million (US$62.9 million) and RMB410.0 million (US$66.1 million). This revised guidance represents an increase of between 189% and 191% on a year-over-year basis. The Company has revised its guidance mainly because, in the fourth quarter of 2014, the launch of a popular casual game was delayed on one of the Company distribution platforms, and the monetization of another popular casual game was less than expected due to the simultaneous launch of other hit games on the same distribution platform.

In addition, for the fourth quarter of 2014, the Company currently estimates that net income will be between RMB28.0 million (US$4.5 million) and RMB30.0 million (US$4.8 million), representing an increase of between 70% and 82% on a year-over-year basis. Non-GAAP adjusted net income2 will be between RMB49.0 million (US$7.9 million) to RMB51.0 million (US$8.2 million), representing an increase of between 195% and 207% on a year-over-year basis.

[1]	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the noon buying rate of RMB6.2046 to US$1.00 as published by the Federal Reserve Bank of New York on December 31, 2014. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted at such rate or at all. The percentages stated are calculated based on the RMB amounts.
[2]	Non-GAAP adjusted net income is net income adjusted by excluding (i) share-based compensation expenses and (ii) share of loss from equity investments. Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. The Company has included the “adjusted net income” information because it is a key measure the Company uses to evaluate its operating performance, generate future operating plans and make strategic decision for the allocation of capital. However, non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

In the fourth quarter of 2014, revenues generated from mid- and hard-core games significantly increased, contributing to an increased average revenue per paying user, or ARPPU.

For the first quarter of 2015, the Company expects revenue of RMB340.0 million (US$54.8 million). This forecast is based on the Company’s current view on its recent operational results, estimated performance of its games and general market conditions, which may fluctuate and are subject to change.

The board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its outstanding American depositary shares (the “ADSs”) representing its ordinary shares with an aggregate value of up to US$20 million over the next 12 months. The share repurchases may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant and will be implemented in accordance with the Company’s securities trading policy and applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or other legally permissible ways in accordance with applicable rules and regulations. The Company expects to fund the share repurchase out of its existing cash balance. As of December 31, 2014, the Company had cash and cash equivalents of approximately RMB929.8 million (US$149.9 million).

“We remain confident in China’s mobile game industry for the year 2015. We believe we will continue to maintain our leading position in the market based on the strength of our game portfolio and monetization strategy,” commented Mr. Michael Chen, Chief Executive Officer of iDreamSky.

The Company will announce and discuss its results for the fourth quarter of 2014 via conference call at 8:00 a.m. U.S. Eastern Daylight Time, corresponding to 8:00 p.m. Beijing/Hong Kong Time, on March 23, 2015. Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong: 800-905945
China: 4001-201203

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. Eastern Daylight Time, March 30, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10062069

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of iDreamSky’s website at http://ir.idreamsky.com.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) is the largest independent mobile game publishing platform in China based on the number of active users in 2013, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire, retain and monetize users; the fact that a relatively small number of games continue to account for a substantial majority of the Company’s revenue, and declines in popularity of these games could harm its financial results; the Company’s ability to extend the life cycle of its existing popular games and to source and launch new popular games in a timely manner; the fact that revenues from new games may not be sufficient to offset declines in revenues in more mature games; market acceptance of new games and enhancements to existing games; the Company’s relationship with developers of popular games and its ability to enter into favorable revenue sharing arrangements with the developers; the Company’s relationship with China’s major mobile game distribution and payment processing platforms; the continued growth of the Company’s proprietary distribution channel and the effectiveness of cross-promotion on its platform; intense competition in the mobile game industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; general economic conditions and their impact on consumer spending, especially leisure spending; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on August 7, 2014. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

iDreamSky Contact:

For investor and media inquiries, please contact:

iDreamSky Technology Limited

Ms. Caroline Dong

Phone: +86-755-8668-5111 (8010)

E-mail: ir@idreamsky.com

Christensen

China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@ChristensenIR.com

The US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com